Cedar Realty Trust, Inc.

44 South Bayles Avenue

Port Washington, NY 11050

January 11, 2013

Sonia Barros, Esq., Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Cedar Realty Trust, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 6, 2012
File No. 001-31817

Dear Ms. Barros:

Reference is made to your letter dated December 27, 2012 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Realty Trust, Inc. (the “Company”) in response thereto. Based on our responses and the fact that a Form 10-K for the fiscal year ended December 31, 2012 will be filed no later than the middle of March 2013, we do not believe an amendment to the above-referenced Form 10-K should be required.

Items 1 and 2. Business and Properties, page 3

The Company’s Properties, page 4

1.	Your Comment: Please include disclosure that clarifies how average base rent for your properties is calculated. To the extent tenant concessions, such as free rent, are not reflected in the measure, please expand your disclosure to quantify how concessions would impact the calculation in future Exchange Act periodic reports.

Response: Average base rent is calculated as the aggregate, annualized contractual minimum rent for all occupied spaces divided by the aggregate gross leasable area of all occupied spaces as of the end of the reporting period. Tenant concessions are reflected in this measure except for a limited number of short-term (i.e., one to three months) free rent concessions provided to new tenants that took occupancy prior to the end of the reporting period but within the concession period. The Company’s reported average base rent of $11.54 per square foot as of December 31, 2011 would have been $11.51 per square foot if all such free rent concessions were reflected. In response to the Staff’s comment, future filings will include additional disclosures as to how average base rent is calculated and the impact, if any, of tenant concessions which are not reflected in this computation.

Item 1A. Risk Factors, page 16

2.	Your Comment: We note your disclosure that Ahold NV accounted for approximately 16% of your total revenues in 2011 through its ownership of two of your larger tenants, Giant Food Stores and Stop & Shop, Inc. Please tell us what consideration, if any, management gave to addressing the risk of this tenant concentration in your risk factor section. We may have further comment.

Response: In Item 1 and 2. Business and Properties, the Company disclosed its top twenty tenants, including Giant Food Stores and Stop & Shop, Inc., and provided in tabular form the number of stores, gross leasable area, percentage of total gross leasable area, annualized base rent in dollars, annualized base rent per square foot and percentage of total annualized base rent for each of the top twenty tenants. Item 1A. Risk Factors, included the following risk factor:

“As substantially all of our revenues are derived from rental income, failure of tenants to pay rent or delays in arranging leases and occupancy at our properties could seriously harm our operating results and financial condition.

Substantially all of our revenues are derived from rental income from our properties. Our tenants may experience a downturn in their respective businesses and/or in the economy generally at any time that may weaken their financial condition. As a result, any such tenants may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent, or declare bankruptcy. Any leasing delays, failure to make rental or other payments when due, or tenant bankruptcies, could result in the termination of tenants’ leases, which would have a negative impact on our operating results. In addition, adverse market and economic conditions and competition may impede our ability to renew leases or re-let space as leases expire, which could harm our business and operating results.

Our business may be seriously harmed if a major tenant fails to renew its lease(s) or vacates one or more properties and prevents us from re-leasing such premises by continuing to pay base rent for the balance of the lease terms. In addition, the loss of such a major tenant could result in lease terminations or reductions in rent by other tenants at the affected properties, as provided in their respective leases.

We may be restricted from re-leasing space based on existing exclusivity lease provisions with some of our tenants. In these cases, the leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, which limits the ability of other tenants within that center to sell such merchandise or provide such services. When re-leasing space after a vacancy by one of such other tenants, such lease provisions may limit the number and types of prospective tenants for the vacant space. The failure to re-lease space or to re-lease space on satisfactory terms could harm operating results.

Any bankruptcy filings by, or relating to, one of our tenants or a lease guarantor would generally bar efforts by us to collect pre-bankruptcy debts from that tenant, or lease guarantor, unless we receive an order permitting us to do so from the bankruptcy court. A bankruptcy by a tenant or lease guarantor could delay efforts to collect past due balances, and could ultimately preclude full or, in fact, any collection of such sums. If a lease is affirmed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must generally be paid in full. However, if a lease is disaffirmed by a tenant in bankruptcy, we would have only an unsecured claim for damages, which would be paid normally only to the extent that funds are available, and only in the same percentage as is paid to all other members of the same class of unsecured creditors. It is possible, and indeed likely, that we would recover substantially less than, or in fact no portion of, the full value of any unsecured claims we hold, which may in turn harm our financial condition.”

The Company considered the detailed top twenty tenants information provided in Item 1 and 2 along with the risk factors disclosed in Item 1A, including the specific risk factor noted above, and concluded there was adequate information about tenant concentration risk. However, in response to the Staff’s comment, future filings will expand the risk factor noted above to include a disclosure of the specific percentage of the Company’s revenues derived from Ahold NV as long as such percentage exceeds 10% of the Company’s total revenues.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

3.	Your Comment: We note you have not included disclosure regarding your same-property NOI. Please advise us whether you consider same-property NOI a key performance indicator. In addition, with respect to same-property NOI and your disclosure of properties held in both periods, describe how you define those properties excluded, i.e. ground-up developments, redevelopment properties and properties treated as held for sale/conveyance. Please also describe in additional detail the income and expenditures included in Property NOI, such as tenant improvement and leasing commissions, lease termination fees and property marketing costs. We may have further comment.

Response: The Company does consider same-property NOI a key performance indicator as it can provide a measurement of comparable cash NOI by excluding certain non-cash revenues and expenses, infrequent items such as lease termination fee income, and changes in property NOI from property acquisitions, property dispositions and ground-up and redevelopment properties. However, same-property NOI is a non-GAAP measure for which there is no standard industry definition. As a result, same-property NOI is not consistently defined or reported among the Company’s peers and may not provide an adequate basis for comparison.

In computing and analyzing same-property NOI, the Company includes properties held for the entirety of both periods being compared, excluding ground-up development properties and properties undergoing significant redevelopment until such properties have stabilized. The computation of NOI includes rental revenues from such properties excluding straight-line rents, amortization of above/below market lease intangibles and lease termination fee income less property real estate taxes and operating, maintenance and management expenses. Tenant improvements and leasing commissions are not included in the Company’s computation of same-property NOI.

As the Company does consider same-property NOI to be a key performance indicator, and in response to the Staff’s comment, future filings will include a discussion of same-property NOI. Further, in order to assist with providing this information in a useful and relevant manner for investors, the Company will disclose how same-property NOI is defined by the Company, the number of properties included in same-property computations and a reconciliation of same-property NOI to the Company’s consolidated operating income.

4.	Your Comment: In future Exchange Act periodic reports, please expand your analysis to address the relative impact of same store portfolio performance changes including a discussion address of the relative impact of changes in same store occupancy and same store average rent, including the impact of any tenant concessions.

Response: In response to the Staff’s comment, the Company will include in future filings a more detailed discussion of the relative impact from changes in same store occupancy and rental rates, where determinable and considered material. The Company only computes and discloses average occupancy and rental rates at the end of each reporting period. As these metrics are only as of the last day of each reporting period and are impacted by various matters such as changes in the gross leasable area and the length of down-time between tenants in any given space, the Company has limited ability to determine the exact effect of each of these metrics. However, the Company will be able to discuss if these metrics are causing increases or decreases to the results of its same store portfolio.

Results of Operations, page 39

5.	Your Comment: In future Exchange Act periodic reports, please expand your disclosure to discuss leasing results for the prior period, including disclosure regarding new leases and renewals, tenant improvement costs and leasing commissions. Please present such disclosure in a manner by which investors could understand such information on a per square foot basis. Please also revise your results of operations to compare rents on renewed leases to prior rents.

Response: In response to the Staff’s comment, in future periodic reports the Company will expand the disclosure to discuss leasing results for the prior period, including disclosure regarding new leases and renewals, tenant improvement costs and leasing commissions. Such information will be presented in a manner by which investors could understand such information on a per square foot basis. The discussion of results of operations will also include disclosure comparing rents on renewed leases to prior rents.

In connection with the above, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted above, the Company’s responses will be appropriately contained in future filings. If, after review hereof, should you have any additional questions or need any additional information, please contact the undersigned at 516-944-4572. Thank you.

Sincerely,

Cedar Realty Trust, Inc.

By:	/s/ Philip R. Mays
Philip R. Mays
Chief Financial Officer